 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission File Number 000-19932

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIV' INTERNATIONAL, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliv International, Inc.

136 Chesterfield Industrial Boulevard

Chesterfield, Missouri 63005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 14, 2013	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President
of Reliv’ International, Inc., Trustee

Financial Statements and Supplemental Schedules

Reliv International, Inc. 401(k) Plan

Years Ended December 31, 2012 and 2011

Reliv International, Inc. 401(k) Plan

Financial Statements

and Supplemental Schedules

Years Ended December 31, 2012 and 2011

Report of Independent

Registered Public Accounting Firm

Plan Trustees

Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Reliv International, Inc. 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2012 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri

June 14, 2013

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Cash	$33,663	$25,967
Investments, at fair value:
Mutual funds	6,402,751	5,420,853
Reliv International, Inc. common stock	373,876	325,919
Collective investment trust	2,047,165	2,202,441
Total investments	8,823,792	7,949,213

Receivables
Participant notes receivable	304,886	242,748

Total assets	9,162,341	8,217,928

Liabilities
Excess contributions payable	28,548	19,184

Net assets reflecting all investments at fair value	9,133,793	8,198,744

Adjustments from fair value to contract value for investment in collective investment trust relating to fully benefit-responsive investment contracts	(54,293)	(65,320)
Net assets available for benefits	$9,079,500	$8,133,424

See the accompanying notes to financial statements.

2

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2012	2011
Additions to net assets attributed to:
Contributions:
Company	$145,387	$158,510
Participants	560,557	652,065
Rollover	32,513	-
Total contributions	738,457	810,575

Deductions from net assets attributed to:
Withdrawals to participants	726,821	753,185
Administrative expenses	28,767	26,373
Total deductions	755,588	779,558

Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	697,373	(473,087)
Interest and dividends	265,834	171,249
Net investment income (loss)	963,207	(301,838)

Net increase (decrease) in net assets available for benefits	946,076	(270,821)
Net assets available for benefits:
Beginning of year	8,133,424	8,404,245
End of year	$9,079,500	$8,133,424

See the accompanying notes to financial statements.

3

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2009.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have completed one year of service and have attained the age of 21 . It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s asset Custodian is Charles Schwab Bank.

Contributions

Each year participants may contribute from 1% to 50% of eligible compensation, as defined in the Plan agreement . The Plan provides for discretionary matching contributions . During the years ended December 31, 2012 and 2011, the Company contributed on behalf of each participant 25% of the first 15% of the participant’s eligible compensation contributed. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans . All contributions are subject to applicable Internal Revenue Service (IRS) limitations. Excess employee contributions of $28,548 relating to Plan year 2012 were payable at December 31, 2012 and were paid in 2013. Excess employee contributions of $19,184  relating to Plan year 2011 were payable at December 31, 2011 and were paid in 2012.

Upon enrollment, a participant may direct their contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company common stock, various mutual funds, and a collective investment trust.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of continuous service, as defined in the Plan agreement. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service .

4

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

Forfeitures arising from non-vested accounts at the time of termination are used to reduce future Company contributions to the Plan . Forfeited amounts available for future use were $7,300 and $2,686 at December 31, 2012 and 2011, respectively. Forfeitures used to offset Company contributions were $-0- and $6,086 during the years ended December 31, 2012 and 2011, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings and is charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Notes Receivables

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 30 years for the purchase of a primary residence . The loans mature between 2013 and 2039. The loan are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 9.25%,  commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off the loan in full at time of separation or they may receive a deemed distribution .

Payment of Benefits

Upon termination of service or attainment of Normal Retirement Age, as defined in the Plan agreement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments , or if applicable to the participant’s account balance, a distribution of Company common stock.

Participants may also take in-service distributions upon reaching Normal Retirement Age or experiencing a qualifying financial hardship, as defined in the Plan agreement.

5

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value

The Plan’s investments are stated at fair value under the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurements and Disclosures, as amended. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

6

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as determined by Charles Schwab, the Custodian. The shares of the Company’s common stock are valued at the closing price as quoted on the NASDAQ Global Select Market for the last business day of the year. Shares in mutual funds are valued at net asset value (NAV) based on the closing price for the last business day of the year.

The Plan invests in a collective investment trust; the Federated Capital Preservation Fund (FCPF). FCPF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest in FCPF is valued at NAV based on information reported by the issuer of the collective investment trust at year-end. The contract value of FCPF represents contributions plus earnings, less participant withdrawals and administrative expenses. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for financial advisory fees and participant loan initiation and record-keeping fees, which are charged to the applicable participants.

Payment of Benefits

Benefits are recorded when paid.

Participant Notes Receivable

Participant notes receivable are measured at unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan agreement.

7

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

All investments are participant directed.

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2012 and 2011 are summarized as follows:

	December 31
	2012	2011
Mutual funds:
PIMCO Total Return INSTL Class	$1,135,128	$992,163
T Rowe Price Blue Chip Growth	1,234,525	1,045,066
EuroPacific Growth Fund - R6	754,535	601,445
Vanguard Windsor II Admiral Shares	731,908	626,120
Collective investment trust:
Federated Capital Preservation Fund	2,047,165	2,137,121

8

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2012 and 2011, respectively:

		Fair Value Measurements
		Unadjusted	Signficant
		Quoted Prices	Other	Signficant
	Total	in Active	Observable	Unobservable
	Carrying	Markets	Inputs	Inputs
Description	Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2012:

Mutual funds:
Large cap funds	$2,337,917	$2,337,917	$-	$-
Mid cap funds	637,012	637,012	-	-
Small cap funds	832,869	832,869	-	-
International funds	951,516	951,516	-	-
Fixed income funds	1,259,539	1,259,539	-	-
Other mutual funds	383,898	383,898	-	-
Total mutual funds	6,402,751	6,402,751	-	-
Reliv International, Inc. stock	373,876	373,876	-	-
Collective investment trust (a)	2,047,165	-	2,047,165
	$8,823,792	$6,776,627	$2,047,165	$-

December 31, 2011:

Mutual funds:
Large cap funds	$2,005,691	$2,005,691	$-	$-
Mid cap funds	591,344	591,344	-	-
Small cap funds	735,724	735,724	-	-
International funds	737,765	737,765	-	-
Fixed income funds	1,073,198	1,073,198	-	-
Other mutual funds	277,131	277,131	-	-
Total mutual funds	5,420,853	5,420,853	-	-
Reliv International, Inc. stock	325,919	325,919	-	-
Collective investment trust (a)	2,202,441	-	2,202,441	-
	$7,949,213	$5,746,772	$2,202,441	$-

(a)	The investment objective is to provide stability of principal and high current income. Participants may execute redemptions daily with no restrictrions.

9

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During the years ended December 31, 2012 and 2011, the Plan’s investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value
	2012	2011

Mutual funds	$682,552	$(274,591)
Reliv International, Inc. common stock	14,821	(198,496)
	$697,373	$(473,087)

Total cash dividends related to the Reliv International, Inc. common stock were $8,223  and $10,480 during the years ended December 31, 2012 and 2011, respectively, and are included in interest and dividends on the statements of changes in net assets available for benefits.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated March 31, 2008 , stating that the form of the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the date of the opinion letter; however, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

10

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements With Form 5500

The following is a reconciliation of the net assets available for benefits, contributions, and participant withdrawals per the financial statements to the related Form 5500.

	December 31
	2012	2011

Net assets available for benefits per the financial statements	$9,079,500	$8,133,424
Excess contributions payable per the financial statements	28,548	19,184
Benefits payable per the Form 5500	(4,992)	-
Net assets available for benefits per the Form 5500	$9,103,056	$8,152,608

	December 31
	2012	2011

Benefits payable per the financial statements	$-	$-
Benefit payments authorized but unpaid at end of year	4,992	-
Benefits payable per the Form 5500	$4,992	$-

11

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements With Form 5500 (continued)

	Years Ended December 31
	2012	2011

Participant contributions per the financial statements	$560,557	$652,065
Excess contributions	28,548	19,184
Participant contributions per the Form 5500	$589,105	$671,249

	Years Ended December 31
	2012	2011

Withdrawals to participants per the financial statements	$726,821	$753,185
Excess contributions payable at December 31, 2011	19,184	-
Benefits payable per the Form 5500	4,992	-
Withdrawals to participants and corrective distributions per the Form 5500	$750,997	$753,185

8. Prohibited Transaction – Late Remittance

In June 2012, the Plan inadvertently engaged in a prohibited transaction by late remittance of participant deferrals and loan repayments totaling $25,115 from a single payroll period, which is an operational deficiency in the Plan’s compliance with the applicable qualification sections of the Code. The effects of the transaction have been corrected in accordance with the procedures prescribed by the IRS, and management does not believe there is any effect on the Plan’s financial position. In addition, the participants’ accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

12

Supplemental Schedules

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 37-1172197, Plan No. 002

December 31, 2012

Identity of Issuer	Description of Investment	Current Value

PIMCO Total Return, INSTL Class	100,990.003 shares, mutual fund	$1,135,128
American Beacon Small Cap Val	19,720.125 shares, mutual fund	420,039
CRM Mid Cap Value Fund	9,865.230 shares, mutual fund	303,652
Dodge & Cox Intl Stock Fund	3,656.156 shares, mutual fund	126,649
T Rowe Price Blue Chip Growth	27,055.121 shares, mutual fund	1,234,525
Turner Midcap Growth Fund	9,903.748 shares, mutual fund	333,360
EuroPacific Growth Fund – R6	18,322.862 shares, mutual fund	754,535
Black Rock Sm Cap Growth Equity	17,740.861 shares, mutual fund	412,830
Schwab S&P 500 Index – Select S*	16,741.034 shares, mutual fund	371,484
ING Global Real Estate Fund	21,268.596 shares, mutual fund	383,898
Vanguard Inflation Protected SEC	8,562.345 shares, mutual fund	124,411
Vanguard Windsor II Admiral Shares	14,040.048 shares, mutual fund	731,908
William Blair Intl Growth FD CL I	3,065.931 shares, mutual fund	70,332
Federated Capital Preservation Fund	199,287.160 units, collective investment trust	1,992,872
Reliv International, Inc.*	285,402 shares, Company common stock	373,876
Various participants*	Participant loans, interest rates of 4.25% to 9.25%, maturing between 2013 and 2039	304,886

		$9,074,385

*Represents an allowable party-in-interest.

13

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4a

Delinquent Participant Contributions

EIN 37-1172197, Plan No. 002

For The Year Ended December 31, 2012

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identify of Party Involved	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions	Amount

Reliv International, Inc.	Employer/Plan Sponsor	Participant contributions and loan repayments for a single payroll period were not funded within the time period prescribed by the D.O.L. Regulation 2510.3-102. The June 29, 2012 participant contributions and loan repayments of $25,115 were deposited on July 27, 2012.	$25,115

14

INDEX TO EXHIBIT

Exhibit No.	Description

23.	Consent of Independent Registered Public Accounting Firm